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Exhibit 99.1

PROXY INFORMATION CIRCULAR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
AUGUST 11, 2004

Take notice that the Annual Meeting of the Shareholders of CAE Inc. (the "Corporation") will be held at the International Civil Aviation Organization Conference Centre, Room 3, 999 University Street, Montreal, Quebec, on Wednesday, the 11th day of August, 2004, at 10:30 a.m. (Eastern Standard Time) for the following purposes:

(a)
to receive the consolidated financial statements for the year ended March 31, 2004, together with the auditors' report thereon;

(b)
to elect Directors;

(c)
to appoint auditors and authorize the Directors to fix their remuneration; and

(d)
to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Proxy Information Circular.

In addition, the Corporation will announce its first quarter results for fiscal 2005 at this Meeting. The Board of Directors has specified that proxies to be used at the Meeting or any adjournment thereof must be deposited in Toronto with the Corporation or Computershare Trust Company of Canada, as agent for the Corporation, not later than 10:30 a.m. (Eastern Standard Time) on August 10, 2004.

DATED at Toronto, this 23rd day of June, 2004.

By Order of the Board,

Paul G. Renaud
Executive Vice President,
Chief Financial Officer and Secretary

Note: If you are unable to be present personally, kindly sign and return the form of proxy in the enclosed postage-paid envelope.

TABLE OF CONTENTS

01	Solicitation of Proxies
01	Appointment and Revocation of Proxies
01	Voting of Proxies
01	Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports
01	Voting Shares and Principal Holders Thereof
02	Shareholders Entitled to Vote
02	Election of Directors
04	Appointment of Auditors
04	Statement of Corporate Governance Practices
11	Report on Executive Compensation
16	Executive Compensation
20	Directors' and Officers' Liability Insurance
20	Auditor Independence
20	Other Matters
20	Shareholder Proposals
21	General Information

PROXY INFORMATION CIRCULAR

Solicitation of Proxies

This Proxy Information Circular (the "Information Circular") is furnished in connection with the solicitation by management of CAE Inc. ("CAE" or the "Corporation") of proxies to be used at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying notice of the Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by the officers and Directors of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are Directors of the Corporation. Shareholders desiring to appoint some other person as their representative at the Meeting may do so either by inserting such other person's name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation at Suite 3060, Royal Bank Plaza, Toronto, Ontario, M5J 2J1, or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than 10:30 a.m. (Eastern Standard Time) on August 10, 2004. Unless otherwise indicated, the information in this Information Circular is given as of June 23, 2004, and all dollar references are in Canadian dollars.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, and deposited at the registered office of the Corporation, Suite 3060, Royal Bank Plaza, Toronto, Ontario, M5J 2J1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote or withhold from voting the shares in respect of which they have been appointed on any ballot that may be called for in accordance with the directions of the shareholder as specified in the proxy. In the absence of such direction, such shares will be voted: (a) FOR the election as Directors of the persons designated in this Information Circular as nominees for such office; and (b) FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and for the authorization of the Directors to fix their remuneration.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting, or other matters that may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Shareholders who are unable to attend the annual meeting in person may vote by proxy in one of four ways: by telephone, by mail, on the Internet or by appointing another person to attend and vote at the meeting on their behalf. However, certain shareholders must vote their proxy by mail. Refer to the enclosed form of proxy for instructions.

Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports

We offer our shareholders the opportunity to view future proxy information circulars, annual reports, and quarterly reports through the Internet instead of receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions on your form of proxy. If you hold your common shares through an intermediary (such as a bank or broker), please refer to the information provided by the intermediary on how to choose to view our proxy information circulars, annual reports, and quarterly reports through the Internet.

Voting Shares and Principal Holders Thereof

As of the date hereof, there are 246,649,180 outstanding common shares of the Corporation. Each shareholder is entitled to one vote for each common share that is registered in his or her name on the list of shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, and at the Meeting. The list of shareholders will be prepared as of June 23, 2004, the date (the "Record Date") fixed for determining shareholders entitled to receive notice of the Meeting.

To the knowledge of the Directors and officers of the Corporation, there are no persons who beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to shares of the Corporation.

Shareholders Entitled to Vote

Only common shareholders of record at the close of business on the Record Date are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat.

Election of Directors

Under the articles of the Corporation, the Board of Directors may consist of a minimum of three (3) and a maximum of twenty-one (21) Directors. The Directors are to be elected annually as provided in the Corporation's by-laws. Each Director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board of Directors has fixed the number of Directors to be elected at the Meeting at thirteen (13).

The following table states the name of each person proposed to be nominated for election as a Director, all other positions and offices with the Corporation now held by him, if any, his principal occupation or employment, the period of service as a Director of the Corporation and the number of common shares and deferred share units of the Corporation beneficially owned by him or over which he exercises control or direction as of May 31, 2004.

Name	Became Director	Number of Common Shares		Number of Deferred Units
Robert E. Brown, Westmount, Quebec, is Chairman of the Board of Air Canada. Prior to joining Air Canada in March 2003, Mr. Brown was President and Chief Executive Officer of Bombardier Inc. from February 1999 to December 2002. Mr. Brown will succeed Derek H. Burney as President and Chief Executive Officer of the Corporation on August 12, 2004. Mr. Brown is a director of Nortel Networks Corporation, Vanguard Response Systems and Lyrtech Inc.	—	—		—
Derek H. Burney, O.C., Toronto, Ontario, is President and Chief Executive Officer of the Corporation and is a member of the Executive and Succession Committees. Mr. Burney is also a director of Shell Canada Limited and Quebecor World Inc.	1999	165,978	[1]	465,824
John A. (Ian) Craig, Ottawa, Ontario, is a business consultant. Mr. Craig is also a director of Bell Canada International Inc., Arris International, XPU Capital and the Ottawa Heart Institute. Mr. Craig is a member of the Audit Committee.	2000	30,000		13,797
Richard J. Currie, C.M., Toronto, Ontario, is non-executive Chairman of Bell Canada Enterprises Inc. He is a director of Staples, Inc. and Petro-Canada and Chancellor of the University of New Brunswick. Mr. Currie is a member of the Audit Committee.	2001	100,000		15,804
R. Fraser Elliott, C.M., Q.C., Toronto, Ontario, is a senior partner in the legal firm of Stikeman Elliott LLP (Toronto). Mr. Elliott is also a director of the Toronto General & Western Hospital Foundation. Mr. Elliott is a member of the Executive and Succession Committees.	1951	6,532,072		—
H. Garfield Emerson, Q.C., Toronto, Ontario, is the National Chairman and a senior partner of the national law firm of Fasken Martineau DuMoulin LLP. Mr. Emerson is also the Chairman of the Board of Rogers Communications Inc. and the Vice-Chairman of the Board of Rogers Wireless Communications Inc. He is also a director of Canada Deposit Insurance Corporation, Rogers Cable Inc., Rogers Media Inc., Wittington Investments Limited and Sunnybrook & Women's Health Sciences Centre. Mr. Emerson is a member of the Governance Committee.	1992	16,600		20,087

Name	Became Director	Number of Common Shares	Number of Deferred Units
Anthony S. Fell, O.C., Toronto, Ontario, is Chairman of RBC Dominion Securities Inc. Mr. Fell is also Chairman of Munich Reinsurance Company of Canada, a director of BCE Inc. and Loblaw Companies Limited, and Chairman of the Board of Trustees of University Health Network. Mr. Fell is the Chairman of the Governance Committee and a member of the Succession Committee.	2000	50,000	21,796
The Honourable James A. Grant, P.C., C.M., Q.C., Montreal, Quebec, is a partner in the legal firm of Stikeman Elliott LLP (Montreal). Mr. Grant is a director of Canadian Imperial Bank of Commerce, Shire Pharmaceuticals Group plc and various charitable and social organizations. Mr. Grant is a member of the Compensation, Succession and Executive Committees.	1991	10,000	10,459
James F. Hankinson, Toronto, Ontario, is a business consultant. He is also a director of Maple Leaf Foods Inc., Ontario Power Generation Inc. and Chair of the Board of Trustees of ROW Entertainment Income Fund. Mr. Hankinson is the Chairman of the Audit Committee and a member of the Governance and Succession Committees.	1995	4,018	28,983
E. Randolph (Randy) Jayne II, McLean, Virginia, is a Senior Partner in Heidrick & Struggles International, Inc., an executive search firm (1996 — present) and is currently the Office Managing Partner of the firm's Tysons Corner, VA office. Mr. Jayne is a member of the Compensation Committee.	2001	—	16,123
James W. McCutcheon, Q.C., Toronto, Ontario, is Counsel to the law firm of McCarthy Tétrault LLP. Mr. McCutcheon is a director of Dominion of Canada General Insurance Company, Empire Life Insurance Company (Chairman 1991-1997), Guardian Capital Group Limited and Noranda Inc. Mr. McCutcheon is a member of the Audit Committee.	1979	100,292	—
Lawrence N. Stevenson, Philadelphia, Pennsylvania, is Chief Executive Officer of Pep Boys, a NYSE-listed U.S. automotive services company. Mr. Stevenson is also a director of SNC-Lavalin Group Inc. Mr. Stevenson is Chairman of the Compensation Committee and a member of the Succession Committee.	1998	45,038	23,171
Lynton R. Wilson, O.C., Oakville, Ontario, is Chairman of the Board of the Corporation, Chairman of the Executive and Succession Committees and is a member of the Compensation and Governance Committees. Mr. Wilson is the Chairman of Nortel Networks Corporation and a director of DaimlerChrysler AG and DaimlerChrysler Canada Inc.	1997	2,308,300	19,555

1 Mr. Burney also holds 1,340,000 options to acquire shares of the Corporation.

If any of the above nominees is for any reason unavailable to serve as a Director, proxies in favour of management will be voted for another nominee, in their discretion, unless the shareholder has specified in the proxy that his or her shares are to be voted for another nominee or are to be withheld from voting in the election of Directors.

Appointment of Auditors

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario ("PwC") be appointed as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and that the Directors of the Corporation be authorized to fix their remuneration.

Statement of Corporate Governance Practices

The Corporation's Board of Directors and management support the Guidelines for Corporate Governance (the "TSX Guidelines") adopted by the Toronto Stock Exchange ("TSX") in 1995 and the Corporation's approach to corporate governance complies with the TSX Guidelines.

On January 16, 2004, Canadian securities regulators (other than those of British Columbia and Quebec) published for comment a proposed policy recommending as best practices certain corporate governance standards (the "Proposed Policy") and a proposed Multilateral Instrument establishing related disclosure requirements (the "Proposed Instrument"). It is expected that the Proposed Policy and Proposed Instrument will replace the TSX Guidelines.

The New York Stock Exchange ("NYSE") in November 2003 made numerous changes to its standards for companies listed on the NYSE, such as the Corporation. Most of the NYSE corporate governance listing standards are not mandatory for the Corporation as a non-U.S. company, but the Corporation is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE's Web site (www.cae.com), the Corporation is in compliance with the NYSE requirements in all significant respects. The Corporation is also required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the United States Securities and Exchange Commission ("SEC") pursuant to that Act.

CAE, throughout its more than 50 years of operations, has maintained high standards of corporate governance. We believe that good corporate governance practices can contribute to the creation and preservation of shareholder value. The Governance Committee of the Board of Directors and CAE management continue to closely monitor all regulatory developments in corporate governance and will take appropriate action in response to any new standards that are established.

The Board of Directors of the Corporation has determined that it comprises "independent" and "unrelated" Directors, except for the President and Chief Executive Officer, as defined under the listing requirements of the NYSE and the TSX Guidelines, respectively, and taking into account all relevant facts and circumstances. The Board of Directors has a non-executive chairman. With the exception of the Executive Committee of the Board (which has not met for several years), Mr. D.H. Burney does not sit on Board Committees, and all Committees are composed of only "independent" and "unrelated" Directors (see below).

Directors are informed of the business of the Corporation through, among other things, regular reports from the President and Chief Executive Officer, and reviewing materials provided to them for their information and review for participation in meetings of the Board of Directors and its Committees. Certain of the Board meetings in fiscal 2004 were held by telephone to enable the Board to receive brief updates on recent developments in the business and to approve more pressing matters between regularly scheduled meetings.

During fiscal 2004, the Board of Directors held six meetings (96% aggregate Director attendance).

The Committees of the Board of Directors of the Corporation are:

•
the Audit Committee (which held five meetings in fiscal 2004; 100% aggregate Director attendance);
•
the Executive Committee (which did not meet in fiscal 2004);
•
the Governance Committee (which held two meetings in fiscal 2004; 88% aggregate Director attendance); and
•
the Compensation Committee (which held three meetings in fiscal 2004; 100% aggregate Director attendance).

In addition, the Board of Directors has in the past year formed a special committee responsible for identifying and recommending to the Board possible successors for the position of CAE's President and Chief Executive Officer. The members of this Committee are: Messrs. D.H. Burney, R.F. Elliott, A.S. Fell, J.A. Grant, J.F. Hankinson, L.N. Stevenson and L.R. Wilson. This succession Committee has met 10 times in the past year.

The following states the Corporation's existing corporate governance practices with specific reference to the TSX Guidelines and applicable provisions of the Sarbanes-Oxley Act of 2002.

TSX Corporate Governance Guidelines	Comply	Comments
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:	Yes	The Board of Directors of the Corporation is responsible for choosing the Corporation's Chief Executive Officer and for supervising the management of the business and affairs of the Corporation, and its Committees have adopted mandates describing their responsibilities. The Board reviews, discusses and approves various matters related to the Corporation's strategic direction, business and operations, and organizational structure, including the approval of acquisitions, dispositions, investments, and financings that exceed certain prescribed limits.

(a) Adoption of a strategic planning process	Yes	The duties of the Board of Directors include a strategic planning process. This involves the annual review of a multi-year strategic business plan that identifies business opportunities in the context of the business environment and related corporate objectives, the approval of annual operating budgets and the examination of risks associated with the Corporation's business.

(b) Identification of principal risks, and implementing risk management systems	Yes	The Board of Directors oversees the identification of the principal risks of the business of the Corporation and the implementation by management of appropriate systems and controls to manage such risks. The Audit Committee reviews the adequacy of the processes for identifying and managing financial risk.

(c) Succession planning and monitoring senior management	Yes	The Board of Directors has delegated to its Compensation Committee initial responsibility to review the Corporation's processes for succession planning, reviewing succession plans for key members of senior management, and monitoring the performance of senior executives except for the President and Chief Executive Officer. The Board reviews and assesses the performance of the President and Chief Executive Officer of the Corporation, as well as the quality and effectiveness of the senior management team. Based upon that review, the Compensation Committee reviews and makes a recommendation to the Board for the approval of the salary, short-term and long-term incentive award for the President and Chief Executive Officer.

(d) Communications policy	Yes	The disclosure policy and procedures of the Corporation are reviewed annually by the Board of Directors. The objectives of the policy include continuing to ensure that communications of material information to investors are timely and accurate and are broadly disseminated in accordance with all applicable securities laws and stock exchange rules. The Corporation has a Corporate Communications and Investor Relations Department that responds to investor inquiries. The Corporation's transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) to assist shareholders. Shareholders may also send comments via email to investor.relations@cae.com. In addition, CAE provides detailed information on its business on its Web site (www.cae.com) and its filing with the Canadian securities regulators and the SEC can be accessed at www.sedar.com and www.sec.gov respectively.

TSX Corporate Governance Guidelines	Comply	Comments
(e) Integrity of internal control and management information systems	Yes	The Audit Committee is responsible for the oversight of the reliability and integrity of accounting principles and practices, financial statements and other financial reporting, and disclosure practices followed by management. The Audit Committee has oversight responsibility for the establishment by management of an adequate system of internal controls and the maintenance of practices and processes to assure compliance with applicable laws.

2. Majority of directors should be "unrelated" (independent of management and free from conflicting interests)	Yes	The Board has determined that 11 of the 13 nominees for election as Directors of the Corporation are "unrelated" Directors within the meaning of the TSX Guidelines; CAE's President and Chief Executive Officer is considered to be a "related" Director under those guidelines. Certain of the Corporation's Directors may be partners in or officers of entities that provide financial, legal or other services to the Corporation and/or its subsidiaries. The Board considers these Directors to be unrelated because:
• such services are provided in the ordinary course, on customary commercial terms and are fully disclosed to the Audit Committee which in turn reports on them to the Board
• no such service is considered material to the Corporation or its subsidiaries, and could be sourced from other suppliers of a similar quality standard
• the amount of fees received by any such entity for services to the Corporation or its subsidiaries is not material to such entity.

3. (a) Appoint a committee of directors responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis	Yes	The Governance Committee is responsible for reviewing the effectiveness of the Board and the Corporation's corporate governance system. As part of this broad mandate, duties of the Governance Committee include: (i) reviewing with the Chairman of the Board on an annual basis the performance of the Board of Directors and its Committees; (ii) monitoring conflicts of interest, real or perceived, of both the Board of Directors and management and ensuring that the Corporation's Code of Business Conduct is implemented throughout the Corporation; (iii) reviewing methods and processes by which the Board of Directors fulfills its duties, including the number and content of meetings and the annual schedule of issues for the consideration of the Board of Directors and its Committees; (iv) monitoring the communication process between the Board of Directors and management; (v) reviewing the size and composition of the Board of Directors; (vi) establishing selection criteria for Board members; (vii) evaluating the contribution of each Director, and recommending annually to the Board of Directors the slate of Directors (including new nominees) for shareholder approval; (viii) assessing the adequacy and form of compensation of Directors; and (ix) reviewing and approving the Corporation's Donation policy.

The Governance Committee is also responsible for: providing the Board of Directors with an appropriate succession plan for Board members; providing an orientation program for new Board members; and monitoring compliance with the Board Member's Code of Conduct.

TSX Corporate Governance Guidelines	Comply	Comments
(b) Composed exclusively of outside (non-management) directors, a majority of whom are unrelated	Yes	The members of the Governance Committee of the Board are A.S. Fell (Chairman), H.G. Emerson, J.F. Hankinson and L.R. Wilson, all of whom are outside and "unrelated" Directors. Royal Bank of Canada, the parent entity of RBC Dominion Securities Inc. (of which latter company Mr. Fell is Chairman), provided routine non-advisory lending and foreign exchange-related services to the Corporation in fiscal 2004 and continues to provide such services to the Corporation. The bank's fees to the Corporation are less than 2% of the bank's annual consolidated gross revenues.

4. Implement a process for assessing the effectiveness of the board, its committees and individual directors	Yes	The Governance Committee of the Board has primary responsibility for corporate governance matters (see Item 3(a) above). That Committee reviews annually the effectiveness of the Board and its Committees, and each Director.

5. Provide an orientation and education program for new directors	Yes	New Directors of the Corporation receive an induction package comprising information on the Corporation, its Code of Business Conduct, the Board Member's Code of Conduct and other relevant materials and executive briefing sessions. The Board also receives presentations from senior management on the Corporation's performance and issues relevant to the business of the Corporation, the industry and the competitive environment in which it operates.

6. Consider reducing board size, with a view to improving effectiveness	Yes	The Board of Directors is of the view that its size (13 members) is conducive to efficient decision-making.

7. Board should review compensation of directors in light of risks and responsibilities	Yes	The Governance Committee of the Board annually reviews the adequacy and form of compensation (cash or stock-based) received by Directors to ensure that the compensation received by the Directors is competitive and accurately reflects the risks and responsibilities involved in being an effective Director.

8. Committees of the board should generally be composed of outside (non- management) directors, a majority of whom are unrelated directors	Yes	Each of the Committees of the Board of Directors is currently composed entirely of outside Directors, all of whom are "unrelated" Directors, except the Executive Committee (three of the four members of which are outside Directors). During the interval between meetings of the Board of Directors, the Executive Committee may, subject to any regulations which the Board of Directors may from time to time impose and limitations provided by statute and the Corporation's by-laws, exercise all of the powers of the Board in the management and direction of the operations of the Corporation. The members of the Executive Committee are L.R. Wilson (Chairman), D.H. Burney, R.F. Elliott and J.A. Grant.
Current mandates for each of the Committees are available on CAE's Web site (www.cae.com).

9. Board should assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues	Yes	The Governance Committee is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance including the effectiveness of the Board and its Committees. The Corporation has a Code of Business Conduct that governs the conduct of CAE's officers, employees, contractors and consultants, as well as a Board Member's Code of Conduct that governs the conduct of CAE's directors. The Code of Business Conduct and the Board Member's Code of Conduct are available on the Corporation's Web site (www.cae.com). This Committee is responsible for the Statement of Corporate Governance Practices included in this Proxy Information Circular. The Governance Committee monitors best practices among major North American companies to help ensure CAE continues to meet high standards of corporate governance.

TSX Corporate Governance Guidelines	Comply	Comments
10. (a) Define limits to management's responsibilities by developing mandates for: (i) the board	Yes	In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer. The Board acts in a supervisory role and expects management to be responsible for the day-to-day operations of the Corporation and to implement the approved corporate objectives and strategic business plan within the context of authorized budgets, specific delegations of authority for various matters, and corporate policies and procedures. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely manner on the business and affairs of the Corporation. Any responsibility that is not delegated to senior management or to a committee of the Board remains with the Board of Directors. The Board regularly receives and considers reports and recommendations from its Committees and, where required, from outside advisors (see Item 1).

In addition to the mandates of the Audit, Governance and Executive Committees elsewhere described herein, the Board of Directors has also established a mandate for the Compensation Committee, as described below.
Compensation Committee
The Compensation Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Compensation Committee. The Compensation Committee is also responsible for the administration of the Corporation's executive pension plans, the monitoring of the Corporation's pension fund investments and for management development and succession planning. The Compensation Committee consists of L.N. Stevenson (Chairman), J.A. Grant, E.R. Jayne II and L.R. Wilson, of whom all are outside and unrelated Directors.

TSX Corporate Governance Guidelines	Comply	Comments
(ii) the Chief Executive Officer	Yes	The Board of Directors sets objectives for the Chief Executive Officer of the Corporation and reviews the CEO's performance against those objectives at least annually. These objectives include the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a)).

(b) Board should approve the Chief Executive Officer's corporate objectives	Yes	See Item 10(a)(ii).

11. Establish procedures to enable the board to function independently of management	Yes	Mr. L.R. Wilson, the current non-executive Chairman of the Board, is responsible for ensuring that the Board of Directors discharges its responsibilities independently of management. The unrelated Directors meet separately at each regularly scheduled meeting of the Board of Directors. Their meetings are chaired by the non- executive Chairman. The Board has access to information independent of management through the external and internal auditors. The Board believes that sufficient processes are in place to enable it to function independently of management.

12. (a) Establish an audit committee with a specifically defined mandate	Yes	The Board of Directors has long had an Audit Committee with a specifically defined mandate. Each member of the Audit Committee is an outside and unrelated Director.
(b) All members should be non-management directors
According to the TSX, "financial literacy" is the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto; "accounting or related financial experience" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles. All of the members of the Audit Committee are "financially literate" as set out above and one member of the Audit Committee has accounting or related financial experience.

SEC rules require the Corporation to disclose annually whether its Board of Directors has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert. The rules define an "audit committee financial expert" to be a person who has:
• an understanding of financial statements and, in the case of the Corporation, Canadian generally accepted accounting principles;
• the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
• experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;
• an understanding of internal controls and procedures for financial reporting; and
• an understanding of audit committee functions.

TSX Corporate Governance Guidelines	Comply	Comments
One Audit Committee member, Mr. J.F. Hankinson, has been determined by the Board to be an "audit committee financial expert" as defined by the SEC.

The SEC rules also require that each member of Audit Committee be independent. In order to be considered independent for these purposes, a member may not, other than in his capacity as a member of the Audit Committee, the Board of Directors or any other Committee:
• accept any consulting, advisory or other compensatory fee from CAE or any subsidiary thereof; or
• be an affiliated person of CAE or any subsidiary thereof.
All of the Audit Committee members are "independent" as defined by the SEC.

The Audit Committee reviews, reports, and where appropriate, makes recommendations to the Board of Directors on: (i) the internal audit plan and the adequacy of the system of internal controls; (ii) the external audit plan, the terms of engagement and fees and the independence of the external auditors; (iii) the adequacy of the processes for identifying and managing financial risk; (iv) the integrity of the financial reporting process; and (v) material public financial documents of the Corporation, including the annual and interim consolidated financial statements, the interim management's discussion and analysis, the annual information form and management's discussion and analysis contained in the annual report.
The Audit Committee has oversight responsibility for the qualifications, independence and performance of the external auditors, any non-audit engagements given to the external auditors and the maintenance of practices and processes to assure compliance with applicable laws. The Audit Committee reviews the independence of the external auditors and confirms to the Board the independence of the external auditors in accordance with applicable regulations.

The external auditors are accountable to the Audit Committee and to the Board as representatives of the shareholders. The Audit Committee meets regularly, without management present, with the internal auditors and external auditors to discuss and review specific issues as appropriate.
The Audit Committee consists of J.F. Hankinson (Chairman), J.A. Craig, R.J. Currie and J.W. McCutcheon.

13. Implement a system to enable individual directors to engage outside advisors, at the corporation's expense	Yes	The Governance Committee oversees a system that enables an individual Director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. All Committees may engage outside advisors at the expense of the Corporation.

All of the current Directors of the Corporation are either shareholders or holders of deferred share units or both.

This corporate governance report has been reviewed by the Governance Committee and approved by the Board of Directors of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy

Much of CAE's success in developing and growing its worldwide business is attributable to a highly motivated, entrepreneurial executive team. The cornerstone to the executive compensation program is a pay-for-performance philosophy in which executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated, divisional and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for the shareholders.

The objectives of the executive compensation program are:

1.
To attract, retain and motivate qualified executives.

2.
To align the interests of executives with those of the shareholders.

3.
To foster teamwork and entrepreneurial spirit.

4.
To establish an explicit and visible link between all elements of compensation and corporate, subsidiary and individual performance.

5.
To integrate compensation with the development and successful execution of strategic and operating plans.

Review and Approval

The Compensation Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Compensation Committee.

Base Salary

The base salaries of the executives of the Corporation are competitive with like positions in other corporations with similar characteristics including the industry, revenues, assets and geographic location of operations. An executive's salary is generally targeted at a specific range around the median level, as determined by a variety of surveys conducted by independent professional compensation consultants, and supplemented by other sources of information. Such salary, however, will vary depending on the individual's performance, level of experience and years of service.

Annual Short-Term Incentive Awards

The short-term incentive awards for executives of the Corporation are designed to recognize the Corporation's consolidated financial performance, divisional financial performance and individual achievements. At the beginning of each fiscal year, financial performance targets and individual objectives are established. Short-term incentives are paid in the form of cash bonuses based upon a percentage of the executive's base salary. The bonus as a percentage of salary varies by the level of the executive with target awards ranging from 10% for the lowest eligible position to 75% of salary for the President and Chief Executive Officer. Actual awards, however, could be up to 2.4 times greater than the target awards depending upon the achievement of the previously noted results and objectives. For fiscal 2004 ("FY2004") short-term incentive awards were paid to certain executives in the first quarter of fiscal 2005 for meeting financial and individual objectives.

Long-Term Incentive Awards

The long-term incentive program is designed to reward executives for their contribution to the creation of shareholder value. These awards are considered annually as part of the total compensation review. The value of the long-term incentive award varies by the level of the executive ranging from a low of 20% for the lowest eligible position to a maximum of 350% of base salary for the President and Chief Executive Officer.

For FY2004, the long-term incentive program was changed to reduce the use of stock options with the introduction of long-term incentive deferred share units (see"Long Term Incentive Deferred Share Unit Plans"). The value of the long-term incentive awards was allocated equally between these two components. In addition, the long-term compensation award includes a three-year growth achievement incentive plan. The current three-year growth achievement incentive plan is effective from April 1, 2002 to March 31, 2005 and is designed to support the growth initiatives inherent in the Corporation's three-year strategic plan.

For FY2005, the board has approved additional changes to the long-term incentive compensation, further reducing the use of stock options. The changes restrict the number of executives that are entitled to receive stock options to approximately 45 (being the most senior executives) and added a new performance-based Restricted Share Unit (RSU) (see description below). The Board also modified the existing long-term incentive deferred share unit plan to create a new version of such units (LTU). Thus for FY2005, the most senior executives will receive long-term compensation awards allocated in value equally between Stock Options, LTUs and RSUs. All other management entitled to long-term incentive awards will be allocated 80% LTUs and 20% RSUs.

Stock Options

The number of options issued to each executive varies as a percentage of the executive's base salary divided by the fair value (determined by application of the Black-Scholes option-pricing methodology) of an option at that time. Under the terms of the Stock Option Plan (ESOP), the exercise price of the stock options is equal to the closing price of the common shares on the TSX on the last trading day immediately preceding the day on which the options are granted. During FY2004, stock options were granted to certain officers of the Corporation and key executives of its subsidiaries. Beginning in FY2004, the Corporation expenses the cost of stock option grants.

The ESOP provides for the issuance of a maximum of 11,530,046 common shares upon exercise of options granted under it. As at March 31, 2004, 3,401,676 common shares were available for future grants of options under the ESOP. Options issued under the ESOP have an expiry term of six years and are exercisable at 25% per year commencing one year after the date of grant.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	8,128,370	$7.51	3,401,676

The Corporation has no equity compensation plan that is not approved by the shareholders.

Long Term Incentive Deferred Share Unit Plans

Fiscal 2004 Plan

In FY2004 the Corporation adopted a Long Term Incentive Deferred Share Unit Plan ("FY2004 LTUP") for executives and managers of the Corporation and its subsidiaries. The FY2004 LTUP partially replaced the grant of options under the Corporation's ESOP, thereby ensuring that CAE management's long-term incentive compensation included an element directly based on the market performance of CAE common shares. Determination of the number of Long Term Incentive Deferred Share Units ("FY2004 LTUs") to be granted to a participant were made by dividing the dollar value of the FY2004 LTU grant by the market price of CAE common shares upon the date of grant approval.

A FY2004 LTU is equal in value to one common share of the Corporation. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on CAE common shares. The FY2004 LTU grants vest in 25% increments over four years, commencing one year after the date of grant. Upon termination of their employment for reasons of long-term disability, involuntary termination, retirement or death, eligible FY2004 LTUP participants with vested FY2004 LTUs will be entitled to receive the fair market value of the equivalent number of CAE common shares. On voluntary termination, participants forfeit all amounts vested under the FY2004 LTUP.

Fiscal 2005 Plan

While the grants of FY2004 LTUs remain in effect, the FY2004 LTUP has been replaced for FY2005 by the Long Term Incentive Deferred Share Unit Plan — FY2005 ("FY2005 LTUP") adopted in May 2004. The Long Term Incentive Deferred Share Units ("FY2005 LTUs") will be granted to a participant on the same basis as the FY2004 LTUs and will be valued the same way.

A 2005 LTU grant will vest in 20% increments over five years, commencing one year after the date of grant. Upon termination of their employment, eligible FY2005 LTUP participants with vested FY2005 LTUs will be entitled to receive the fair market value of the equivalent number of CAE common shares.

Restricted Share Unit Plan

In May 2004, the Corporation adopted for FY2005 a performance-based Restricted Share Unit Plan ("RSUP") for executives and managers of the Corporation and its subsidiaries. The RSUP will partially replace the grant of options under the Corporation's ESOP as well as LTUP grants, thereby ensuring that CAE management's long-term incentive compensation included an element directly based on the market performance of CAE common shares. Determination of the number of performance based Restricted Share Units ("RSUs") to be granted to a participant is made by dividing the dollar value of the RSU grant by the market price of CAE common shares upon the date of grant approval.

A performance-based RSU is equal in value to one common share of the Corporation. RSUs granted pursuant to this Plan shall vest after three years from the date RSUs are granted as follows:

(i)
100% of the units if CAE shares have appreciated at least 33% (10% annual compounded growth) during that timeframe; or

(ii)
50% of the units if CAE shares have appreciated at least 24% (7.5% annual compounded growth) but not as much as 33% during that timeframe.

No RSUs will vest if the market value of the Common Shares has appreciated less than 24% during the specified timeframe. No pro-ration in the vesting percentage of RSUs will occur for any appreciation of the market value of CAE shares of between 24% and 33% during the specified timeframe. RSUP participants with vested performance-based RSUs will be entitled to receive the fair market value of the equivalent number of CAE common shares after the three-year term of each grant.

Three-Year Growth Achievement Plan

The three-year growth achievement plan focuses on three key performance criteria, which support the Corporation's growth. These criteria are net earnings, margin increases (resulting from a combination of productivity improvements and cost savings) and revenue growth. The incentive award for an executive who achieves 100% of target will amount to 50% of the executive's salary at the time of the award. Actual awards may be up to two times greater than the target awards based on actual performance.

Deferred Share Unit Plan

The Corporation has a Deferred Share Unit Plan for executives under which an executive may elect to receive any cash incentive compensation in the form of deferred share units. The Plan is intended to enhance the Corporation's ability to promote a greater alignment of interests between such key executives and the shareholders of the Corporation. A deferred share unit is equal in value to one common share of the Corporation. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last ten (10) days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Deferred share units mature upon termination of employment, whereupon a key executive is entitled to receive the fair market value of the equivalent number of common shares.

Executive Share Ownership Policy

Under the Corporation's share ownership policy, each key executive is expected to own a minimum number of common shares of the Corporation and/or units under the Deferred Share Unit Plan, the LTUP or the RSUP. The value of the required holding in shares of the Corporation and/or units under the Deferred Share Unit Plan, LTUP or RSUP represents 200% of the CEO's annual salary and 100% of other executives' annual salary. The required holding may be acquired over a five year period from the date of hire or promotion into the executive position. This policy encourages all key executives to hold a meaningful ownership interest in the Corporation to further align management and shareholder interests.

Determination of the President and Chief Executive Officer's Compensation Salary

The salary of the President and Chief Executive Officer is determined in accordance with the Corporation's salary philosophy and policy and is reviewed and approved annually by the Board of Directors.

Short-Term Incentive Awards Program

The short-term incentive program as it pertains to the President and Chief Executive Officer focuses on the attainment of key factors required to ensure the Corporation's continued success. Factors considered include the achievement of specific earnings, cash flow, reduction in long-term debt, revenue, return on shareholders' equity targets and the attainment of specific non-monetary objectives. For fiscal 2004, the President and Chief Executive Officer received $240,000 based on the short-term incentive formula as described under Annual Short-Term Incentive Awards for achieving the following:

  •
  CAE reduced its long-term debt during the year by in excess of $200 million

  •
  CAE's revenue would have exceeded targets, if adjusted for foreign currency

  •
  CAE was successful in expanding its Civil training business and capturing a market share in excess of 80% on competed orders for full flight simulators

  •
  CAE's order book for Military exceeded $500 million, 75% higher than the preceding year

Long-Term Incentive Awards Program

The President and Chief Executive Officer is eligible to be granted stock options and to participate in both the Deferred Share Unit Plan and the three-year growth achievement incentive plan, in accordance with the Corporation's long-term incentive program. Stock option grants are considered on an annual basis and will take into account the President and CEO's performance when determining how many new options will be issued. At the time the award for fiscal 2004 was determined, it was known that the expected retirement date for the President and CEO was October 31, 2004. As a result of the expected retirement date, the long-term incentive award for the President and CEO included no stock options. The President and CEO was granted 387,000 FY2004 LTUs and in lieu of options was awarded $140,700 of an additional annual pension benefit under the terms of CAE's Supplementary Pension Plan for Designated Executives, effective upon retirement at age 65.

Indebtedness of Directors and Management

In accordance with the United States Sarbanes-Oxley Act of 2002 and the past practices of the Corporation, the Corporation does not offer its Directors or executive officers loans. None of the Corporation and its subsidiaries has given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of the Corporation's Directors or executive officers.

Compensation Committee Interlocks and Insider Participation

No member of the Corporation's Compensation Committee was an officer (within the meaning of applicable United States securities rules) or employee of the Corporation or any of its subsidiaries at any time during fiscal 2004.

The law firm of Stikeman Elliott LLP, of which Mr. Grant is a partner, provided legal services to the Corporation in fiscal 2004 and continues to provide such services to the Corporation. The law firm's fees to the Corporation are less than 2% of the law firm's annual consolidated gross revenues.

No executive officer of the Corporation serves on the board of directors or compensation committee of any other entity that has or has had one or more of its executive officers serving as a member of the Corporation's Board.

Submitted on behalf of the Compensation Committee:

Lawrence N. Stevenson, Chairman

James A. Grant
E. Randolph Jayne II
Lynton R. Wilson

Performance Graph

The following graph compares the cumulative shareholder return of the common shares of the Corporation with the cumulative returns of the S&P/TSX Composite Index for a five-year period commencing March 31, 1999.

  Comparison of Five-Year Cumulative Total Return

	1999	2000	2001	2002	2003	2004
CAE Inc.	$100	$165	$297	$296	$80	$153
S&P/TSX Composite Index	$100	$143	$115	$119	$96	$130

Assumes $100 invested in common shares of the Corporation on March 31, 1999. Values are as at March 31 of the specified years and from the S&P/TSX Composite Index, which assumes dividend reinvestment.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the four most highly compensated policy-making executives who served as executive officers of the Corporation or its subsidiaries at March 31, 2004 (collectively, "Named Executive Officers"). Specific aspects of this compensation are dealt with in further detail in the following table:

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions[2] ($)	LTIP Payouts ($)	All Other Compensation[3] ($)
D.H. Burney President and Chief Executive Officer	2004 2003 2002	800,000 750,000 625,000	240,000 0 720,000	0 0 0	0 450,000 376,000	387,000 0 0	0 0 430,200	11,304 11,992 10,575
P.G. Renaud Executive Vice President, Chief Financial Officer and Secretary	2004 2003 2002	315,000 300,000 270,000	69,300 0 152,100	0 0 0	210,200 84,000 100,000	76,195 0 0	0 0 172,100	9,011 3,645 5,862
D.W. Campbell Group President, Military Simulation and Training[4]	2004 2003 2002	305,000 290,000 255,000	100,902 96,976 183,600	0 0 0	203,500 87,000 60,000	73,776 0 0	0 0 138,600	4,829 7,892 6,918
J. Roberts Group President Civil Simulation and Training[5]	2004 2003 2002	269,800 224,203 37,023	57,750 0 16,700	93,400 0 0	120,100 51,000 0	43,540 0 0	0 0 11,900	5,227 19,741 0
J. Lenyo President, CAE USA Inc.[6]	2004 2003 2002	271,712 292,712 281,715	65,455 53,484 140,100	0 0 0	54,100 30,000 14,500	19,609 0 0	0 0 85,200	2,435 7,216 8,456
G.R. Scott Group President Civil Simulation and Training[7]	2004 2003	282,500 294,359	0 150,000	0 0	273,500 50,000	99,174 0	0 0	2,058 7,150
1
Amounts quoted represent car and other benefit expenses and allowances paid by the Corporation that aggregate $50,000 or more or 10% or more of the officer's salary or bonus.

2
All of the indicated Units are FY2004 LTUs — see "Report on Executive Compensation — Long Term Incentive Deferred Share Unit Plans — Fiscal 2004 Plan". 600,120 of these Units were outstanding as at March 31, 2004, with a value of $3,426,685 based on CAE's closing share price of $5.71 on that date. FY2004 LTUs vest over four years' time; accelerated vesting happens in limited circumstances (long-term disability, involuntary termination, retirement or death). Dividend equivalents are paid on FY2004 LTUs, in the form of incremental units.

3
Amounts quoted represent premiums paid by the Corporation for group term life insurance, health benefits and insurance, and amounts paid in respect of the Named Executive Officer's participation in the CAE Employee Stock Purchase Plan. Under the CAE Employee Stock Purchase Plan, employees and officers may make a contribution towards the purchase of CAE common shares of up to 10% of their base salary. Under the plan, the Corporation made a matching contribution on the first $500 contributed and contributes $1 for every $3 on additional employee contributions, to a maximum of 2% of the participant's base salary.

4
D.W. Campbell elected under the Deferred Share Unit Plan to receive $192,200 of his 2002 bonus and LTIP payout in the form of 15,728 deferred share units. Deferred share units were issued on the basis of the average closing board lot sale price per share of the CAE common shares on the TSX during the last ten (10) days on which the common shares traded prior to May 10, 2002.

5
J. Roberts commenced employment with the Corporation as of December 31, 2001, when the Corporation acquired SimuFlite Training International Inc. In February 2004, Mr. Roberts was appointed Group President, Civil Simulation and Training; his Other Annual Compensation amount includes $55,000 for a cost-of-living adjustment and $38,500 for relocation costs to Montreal from Dallas in August 2003; prior to that, his compensation was in US dollars converted to dollar values as described in footnote 6, below.

6
CAE acquired BAE SYSTEMS Flight Simulation and Training Inc. located in Tampa, Florida on April 3, 2001, and subsequently renamed the company CAE USA Inc. J. Lenyo was appointed President of CAE USA Inc. in June, 2001. The dollar values for fiscal 2002, 2003 and 2004 reflect the Canadian dollar equivalent of US dollar compensation. The US dollar values were translated at the average rate of exchange in effect during the applicable fiscal year, which were — fiscal 2002 $1.57, 2003 $1.51 and fiscal 2004 $1.35.

7
G.R. Scott was employed with the Corporation from July 2002 to February 2004. The 2003 compensation amounts reflect approximately nine months of service; the 2004 compensation amounts reflect approximately 11 months of service.

Option and LTIP Grants during the Most Recently Completed Financial Year

The following table sets forth grants to Named Executive Officers of 2004 LTUs during the financial year ended March 31, 2004.

LTIP — Awards in Most Recently Completed Financial Year

			Estimated Future Payouts Under 3-Year Growth Achievement Plan
		Performance or Other Period Until Maturation or Payout[2]
Name	Securities, Units or Other Rights[1] (#)
			Threshold ($)	Target ($)	Maximum ($)
D.H. Burney[3]	387,000	31/10/2004	200,000	800,000	1,600,000
P.G. Renaud	76,195	23/05/2007	78,750	315,000	630,000
D.W. Campbell	73,776	23/05/2007	26,250	305,000	610,000
J. Roberts	43,540	23/05/2007	75,000	300,000	600,000
J. Lenyo	19,609	23/05/2007	67,928	271,712	543,424
G. Scott[4]	99,174	n/a	n/a	n/a	n/a
1
All of the indicated Units are FY2004 LTUs — see "Report on Executive Compensation — Long Term Incentive Deferred Share Unit Plans — Fiscal 2004 Plan".

2
FY2004 LTUs vest over four years' time; accelerated vesting, and payment, occurs in the event of long-term disability, involuntary termination, retirement or death.

3
Units vest on expected retirement.

4
Units did not vest upon resignation in February 2004.

The following table sets forth grants to Named Executive Officers of stock options during the financial year ended March 31, 2004.

Option Grants during the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)[1]	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
D.H. Burney	—	—	—	—	—
P.G. Renaud	210,200	5.94%	$4.13	$4.13	01/06/2009
D.W. Campbell	203,500	5.75%	$4.13	$4.13	01/06/2009
J. Roberts	120,100	3.40%	$4.13	$4.13	01/06/2009
J. Lenyo	54,100	1.53%	$4.13	$4.13	01/06/2009
G. Scott[2]	273,500	7.73%	$4.13	$4.13	01/06/2009
1
Options were granted to the Named Executive Officers on May 23rd 2003 at an exercise price of $4.13 to purchase common shares of the Corporation. Exercise prices are equal to the closing price of the common shares on the TSX on the trading day immediately prior to the day the options were issued. The options vest over a period of four years commencing one year subsequent to the date of the grant.

2
Options cancelled following resignation in February 2004.

The following table sets forth details of any stock options exercised by Named Executive Officers during the financial year ended March 31, 2004, and the value of remaining exercisable and unexercisable options held by such officers.

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable[1]	Value of Unexercised in-the-Money Options/ at FY-End ($) Exercisable/Unexercisable[2]
			Exercisable/Unexercisable	Exercisable/Unexercisable
D.H. Burney	0	0	764,500/575,500	505,540/0
P.G. Renaud	0	0	319,000/355,200	106,920/332,116
D.W. Campbell	0	0	141,750/328,750	0/321,530
J. Roberts	0	0	12,750/158,350	0/189,758
J. Lenyo	0	0	14,750/83,850	0/85,478
G. Scott	0	0	0/0	0/0
1
Options were granted on (i) May 11, 1999 at an exercise price of $4.225 per share; (ii) October 1, 1999 at an exercise price of $4.10 per share; (iii) May 8, 2000 at an exercise price of $6.65 per share; (iv) August 21, 2000 at an exercise price of $9.20 per share; (v) May 14, 2001 at an exercise price of $12.225 per share; (vi) July 10, 2001 at an exercise price of $14.16 per share; (vii) May 13, 2002 at an exercise price of $12.73 per share; (viii) July 8, 2002 at an exercise price of $11.90 per share; (ix) May 23, 2003 at an exercise price of $4.13 per share; (x) May 26, 2003 at an exercise price of $4.08 per share; and (xi) October 1, 2004 at an exercise price of $5.07 per share. These options vest over a period of four years commencing one year subsequent to the date of the grant and, in each case, are exercisable until the sixth year following the date of the grant. Share prices are adjusted for the July 9, 2001 stock dividend. The Corporation did not price downward any options held by any Named Executive Officers.

2
Options are in-the-money if the market value of the shares covered by the options is greater than the option exercise price. The closing price of CAE's common shares on the TSX on March 31, 2004 was $5.71.

Pension Benefits

The Named Executive Officers (other than J. Lenyo) are members of CAE's non-contributory defined benefit pension plan and a supplementary executive retirement arrangement. The amounts payable under these arrangements are based on "average annual earnings" where "average annual earnings" is calculated on the basis of the 60 highest paid consecutive months of salary and short-term incentives.

The Corporation is obligated to fund or provide security to ensure payments under the supplementary executive retirement arrangement upon retirement of the executive. The Corporation has elected to provide security by facilitating the acquisition of letters of credit by a trust fund established for those executives who had retired on or before March 31, 2004.

The following table shows estimated annual pension benefits upon retirement at age 65 to Named Executive Officers covered by these pension arrangements at specified average earnings.

Executive Officer Pension Plan Table

	Years of Service[1]
Average Annual Earnings	15	20	25	30	35
$225,000	$68,000	$90,000	$113,000	$135,000	$158,000
$300,000	$90,000	$120,000	$150,000	$180,000	$210,000
$400,000	$120,000	$160,000	$200,000	$240,000	$280,000
$500,000	$150,000	$200,000	$250,000	$300,000	$350,000
$600,000	$180,000	$240,000	$300,000	$360,000	$420,000
$700,000	$210,000	$280,000	$350,000	$420,000	$490,000
$800,000	$240,000	$320,000	$400,000	$480,000	$560,000
$900,000	$270,000	$360,000	$450,000	$540,000	$630,000
$1,000,000	$300,000	$400,000	$500,000	$600,000	$700,000
1
The supplementary executive retirement arrangement for officers provides a pension benefit upon normal retirement at age 65 so that the total pensions payable under CAE's pension arrangements will result in an annual pension equal to 2% of "average annual earnings" for each year of pensionable service, assuming no limitation on the amount paid from a registered pension plan imposed by Canadian tax legislation. The benefits listed in the table are not subject to deduction for social security or other offset amounts such as Canada Pension Plan or Quebec Pension Plan amounts. D.H. Burney's pensionable service is calculated as 1.5 times his continuous service; see also "Determination of the President and Chief Executive Officer's Compensation Salary — Long-Term Incentive Awards Program" for additional disclosure in this regard.

The credited years of pensionable service as at March 31, 2004, for the Named Executive Officers who are members of the executive pension plan and supplementary executive retirement arrangement are:

Name	D.H. Burney	P.G. Renaud	D.W. Campbell	J. Roberts	G. Scott
Credited years of pensionable service — March 31, 2004	6.62	12.25	3.58	0.67	n/a1

1
G. Scott resigned from CAE prior to his participation in the supplementary executive retirement arrangement vesting; he has no entitlement in respect thereof.

Agreements with Executive Officers

The terms and conditions, including dollar amounts, of any employment contract between CAE or its subsidiaries and a Named Executive Officer are as set out in this section of the Information Circular detailing Executive Compensation.

The Corporation is a party to agreements with eight executive officers, four of whom are Named Executive Officers, pursuant to which such executives are entitled to termination of employment benefits following a change of control of the Corporation where either (i) the executive's employment is expressly or impliedly terminated without cause within two years following the change of control or (ii) the executive elects to resign employment within a window period of 60 days, one year following the change of control. In such case, the executive is entitled to 24 months (36 months in the case of the President and Chief Executive Officer) of annual compensation (payable as a lump sum), credited service for the purposes of any pension or retirement income plans, vesting of and payment for long-term incentive deferred share units and extension of the exercise period for stock options within parameters consistent with the foregoing.

A change of control for the above purposes is defined to include any event as a result of or following which any person beneficially owns or exercises control or direction over voting securities carrying 35% or more of the votes attached to all outstanding voting securities of the Corporation; certain events which result in a change in the majority of the Board of Directors; and a sale of assets to an unaffiliated party at a price greater than or equal to 50% of the Corporation's market capitalization.

Compensation of Directors

Directors of the Corporation receive an annual retainer fee of $20,000 and an attendance fee of $1,000 per meeting of the Board, except for the Chairman and the President and Chief Executive Officer. The meeting attendance fee applied to all Committee meetings of the Board of Directors. In addition, each Committee member, except for the Chairman of the Audit Committee, receives an annual Committee retainer fee of $3,000. The Chairman of the Audit Committee receives an annual retainer of $8,000. The Chairman of each Committee also receives an additional $1,000 for each Committee meeting attended. L.R. Wilson receives $10,833 per month in compensation and regular attendance fees for serving as the Chairman of the Board. Directors are reimbursed out of pocket expenses incurred in attending meetings.

The Corporation has taken steps to align more closely the interests of its Directors with those of its shareholders. Under the Deferred Share Unit Plan for Non-Employee Directors, a non-employee Director holding less than 20,000 common shares and/or units under the Deferred Share Unit Plan of the Corporation receives the retainer and attendance fees in the form of deferred share units. A non-employee Director holding at least 20,000 common shares may elect to participate in the plan in respect of part or all of his or her retainer and attendance fees. A deferred share unit is equal in value to one common share of the Corporation and accrues dividend equivalents payable in additional units in an amount equal to dividends paid on outstanding CAE common shares. Deferred share units mature upon the termination of service, whereupon a Director is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

Directors' and Officers' Liability Insurance

The Corporation maintains Directors' and officers' liability insurance for its Directors and officers as well as those of its subsidiaries as a group. The yearly coverage limit of such insurance is $50,000,000 for each occurrence and for the policy period, subject to a corporate deductible of $250,000 per claim ($1,000,000 for security suits brought in the United States). The Corporation paid an insurance premium for this coverage of $642,163 for the 12 months commencing August 1, 2003.

Interest of Informed Persons in Material Transactions

No informed person (including any Director or executive officer) of the Corporation, any proposed Director of the Corporation, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Management Contracts

Management functions of the Corporation and of its subsidiaries are performed by the Directors or executive officers of the Corporation or of the subsidiary.

Auditor Independence

PricewaterhouseCoopers LLP ("PwC") are the auditors of the Corporation. PwC provides tax, financial advisory and other audit-related services to the Corporation and its subsidiaries. The Audit Committee of the Corporation's Board of Directors has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC's independence. The following chart shows all fees paid to PwC by the Corporation and its subsidiaries in the most recent and prior fiscal years.

Fee Type	2004	2003
	($ millions)
Audit services	2.0	1.2
Audit-related services	0.8	1.2
Tax services	0.7	1.0
Other services	0.1	0.4

	3.6	3.8

Audit-related fees include fees relating to the issuance of a prospectus and due diligence in connection with the Corporation's acquisitions and divestitures.

Other Matters

The management of the Corporation is aware of no business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

Shareholder Proposals

To propose any matter for a vote by the shareholders at an annual meeting of the Corporation, a shareholder must send a proposal to the Executive Vice President, Chief Financial Officer and Secretary at the registered office of the Corporation, P.O. Box 30, Suite 3060, Royal Bank Plaza, Toronto, Ontario, M5J 2J1 at least 90 days before the anniversary date of the notice for the previous year's annual meeting. Proposals for the Corporation's 2005 annual meeting must be received no later than March 21, 2005. The Corporation may omit any proposal from its proxy circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by the Corporation subsequent to the deadline noted above.

General Information

The Corporation shall provide to any person or company, upon request to the Executive Vice President, Chief Financial Officer and Secretary of the Corporation:

(a)
one copy of the latest annual information form of the Corporation together with one copy of any document or the pertinent pages of any document incorporated by reference therein;

(b)
one copy of the 2004 Annual Report to Shareholders containing comparative financial statements of the Corporation for fiscal 2004, together with the Auditors' Report thereon and Management's Discussion and Analysis, and interim financial statements for subsequent periods; and

(c)
one copy of this Information Circular.

All such documents may also be accessed on CAE's Web site (www.cae.com). Additional financial information is provided in the Corporation's comparative financial statements and Management's Discussion and Analysis for the most recently completed financial year.

The contents and the sending of this Information Circular have been approved by the Directors of the Corporation.

DATED at Toronto, this 23rd day of June, 2004.

Paul G. Renaud
Executive Vice President,
Chief Financial Officer and Secretary

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PROXY INFORMATION CIRCULAR
TABLE OF CONTENTS
PROXY INFORMATION CIRCULAR
REPORT ON EXECUTIVE COMPENSATION
EXECUTIVE COMPENSATION